Exhibit 99.1

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     I, Samuel Rubinstein, as Senior Vice President and General Manager and of Taro Pharmaceutical Industries Ltd. (the “Company”) certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

     (1) the accompanying Form 20-F report for the period ending December 31, 2003 as filed with the U.S. Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Samuel Rubinstein
Samuel Rubinstein
Date: May 28, 2004	Senior Vice President & General Manager

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